SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ):  76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration: 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND FORTY-NINTH

ANNUAL BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: June 10, 2015, at 2:30 p.m. 3. PRESIDING: FERNANDO XAVIER FERREIRA - Chairman; CARLOS HOMERO GIACOMINI – Executive Secretary, designated in the meeting in view of the titular secretary’s absence. 4. AGENDA AND RESOLUTIONS:

I.       Approval and ratification, with the abstention of Mauricio Borges Lemos, of the loan agreement entered into between Companhia Paranaense de Energia – Copel and Voltalia São Miguel do Gostoso Participações S.A.;

II.      Approval of the Company’s Sustainability Report for fiscal year 2014;

III.    Presenting of information on the health and pension plans of Fundação Copel de Previdência e Assistência Social;

IV.   Presentation of the Board of Directors’ time and topic monitoring report for the period between June 2014 and April 2015;

V.     Presentation of: i. the Guarantee Provision Report, containing the guarantees granted to the Company’s subsidiaries, affiliated companies and wholly-owned subsidiaries, pursuant to Article 15 of Copel’s Bylaws; and ii. Information on the beginning of the bidding process for the hiring of the external auditors.

5. ATTENDANCE: FERNANDO XAVIER FERREIRA - Chairman, CARLOS HOMERO GIACOMINI – Executive Secretary, HÉLIO MARQUES DA SILVA; JOSÉ RICHA FILHO, MARLOS GAIO, and MAURO RICARDO MACHADO COSTA.

The full minutes of the 149th Meeting of Copel’s Board of Directors, of June 10, 2015, were drawn up in the Company’s Book no. 08 on pages 033 and 034.

CARLOS HOMERO GIACOMINI

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 11, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.